UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2020

Commission File Number: 001-35393

PRETIUM RESOURCES INC
(translation of registrant’s name into English)

1055 Dunsmuir Street, Suite 2300
Vancouver, British Columbia
Canada V7X 1L4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Consolidated Financial Statements for the Years Ended December 31, 2019 and 2018
99.2	Management’s Discussion and Analysis for the Years Ended December 31, 2019 and 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRETIUM RESOURCES INC.

	By:	/s/ Vlada Cvijetinovic
Date: February 12, 2020	Name:	Vlada Cvijetinovic
	Title:	Vice President, Legal

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